EXHIBIT 99.1

e-Future Announces Preliminary Unaudited

Full Year 2006 Financial Information

BEIJING, March 6 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT; “e-Future”), a leading supply chain management software and services provider in China, reported preliminary unaudited financial information for the fiscal year ended December 31, 2006. All financial information reported is estimated and is subject to adjustment as a result of the final audit.

Fiscal Year 2006 Highlights

•	Total revenues in fiscal year 2006 increased to U.S. $6.1million (RMB 47.8 million), compared to U.S.$4.9million (RMB 39.2 million) for 2005, representing a 21.9% increase over 2005.

•	Software revenues in 2006 were U.S. $3.8 million (RMB 29.8 million), representing an 18.5% increase over 2005.

•	Service revenues in 2006 were U.S. $0.85 million (RMB 6.6 million), representing a 72.8% increase over 2005.

•	Net income in fiscal year 2006 increased to U.S. $1.04 million (RMB 8.10 million), compared to U.S. $0.678 million (RMB 5.47 million) for 2005, representing a 48.2% increase over 2005.

•	Basic and diluted EPS for 2006 were U.S. $0.39 (RMB 3.08) and U.S. $0.37 (RMB 2.92), respectively, compared to U.S. $0.55 (RMB 4.43) and U.S. $0.43 (RMB 3.5), respectively, for 2005.

“During the last year, we expanded our direct sales force in key geographic markets and strengthened our focus on services,” said Ping Yu, CFO of e-Future, “We achieved healthy revenue growth in each of our key areas including service business, global accounts and the small and medium business markets.”

“We are pleased to have such robust organic growth in 2006. We believe that our rapidly growing brand recognition, understanding of the marketplace, and focus on providing the best service and customer experience for our clients have allowed us to strengthen our leading position in China’s front- end supply chain management market,” said Adam Yan, e-Future’s Chairman and CEO.

2006 Business Highlights

•	Completed the first successful IPO of a Chinese supply chain management software company listed on NASDAQ capital market on October 31,2006.

•	The total number of new orders in 2006 increased to 361, compared to 248 in 2005, representing a 45.6% increase. The new software orders increased 63.2%, while new service orders increased by 87.1%.

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Further expanded the global client-base and local major accounts including GUCCI, B&Q, Micky Space store franchised by Disney China, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and etc.

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Continue to work closely with international strategic partners like IBM, SAP, Oracle, SYMBOL (acquired by Motorola) and Samsung to developed leading edge software systems for the retail market through our joint research and development efforts.

Adam Yan commented, “e-Future is continuing to attract a rapidly growing base of clients in the emerging Chinese market through industry integration and organic growth. We are confident that our competitive advantage in technology will solidify e-Future’s leading position in the industry. Meanwhile, e-Future continues to develop partnerships with international industry leaders to supply superior solutions to the growing market.”

The foregoing information has been translated into United States dollars solely for the convenience of the reader and is not in accordance with accounting principles generally accepted in the United States of America and is unaudited. Solely for this purpose, the foregoing information has been translated into U.S. dollars at the rate of RMB7.8041 = US$1.00, the approximate exchange rate prevailing on December 31, 2006. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

About e-Future Information Technology

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

e-Future provides software products and services to over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China.

Our clients include Proctor & Gamble, B&Q, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as GUCCI, Micky Space store franchised by Disney China, Panric, Haier, Suning, PARKSON, SOGO, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA etc.

For more information about e-Future, please visit http://www.e-future.com.cn .

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about e- Future that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

These statements involve risks and uncertainties, and actual results may differ. Risks and uncertainties include, among others: the effect of competitive and economic factors and the Company’s reaction to those factors; continued competitive pressures in e-Future’s market; the continued expansion of the Chinese retail market; e-Future’s ability to successfully integrate its business with large, multi-national, strategic partners and e-Future’s ability to profitably manage its current growth.

e-Future does not undertake any obligation to republish revised forward- looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2005.

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